Filed pursuant to Rule 433 Registration Statement No. 333-268155 August 28, 2024

US$500,000,000 4.375% Global Bonds due 2030

Final Term Sheet

Issuer	Republic of the Philippines

Issue currency	US$

Amount issued	US$500,000,000

Security type	Senior Unsecured Bonds

Coupon	4.375%

Interest Payment dates	March 5 and September 5

Maturity date	March 5, 2030

CUSIP	718286 DE4

ISIN	US718286DE45

Public Offering Price	99.782%

Proceeds before expenses	US$498,910,000

Settlement date	September 5, 2024

Reference benchmark	4.00% UST due July 31, 2029

Benchmark yield	3.670%

Re-offer spread over benchmark	75 bps

Re-offer yield	4.420%

Denominations	US$200k/1k

Day count	30/360

Joint Lead Managers and Joint Bookrunners	BNP Paribas, Citigroup Global Markets Inc., Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities plc, Morgan Stanley & Co. LLC, Standard Chartered Bank and UBS AG Hong Kong Branch

Settlement and Delivery	The Republic expects that delivery of the global bonds will be made against payment therefor on or about the settlement date, which will be the 5th business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds prior to delivery of the global bonds will be required, by virtue of the fact that the global bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

RECENT DEVELOPMENTS

The information in this section supplements the information about the Republic that is included in the prospectus dated November 4, 2022 and the prospectus supplement dated August 28, 2024. The information set forth below does not purport to be complete and supplements, and is qualified in its entirety by, the more detailed information contained in the Republic of the Philippines’ Annual Report on Form 18-K for the fiscal year ended December 31, 2023, as amended, and the other documents incorporated by reference in the prospectus dated November 4, 2022. See “Where You Can Find More Information” in the prospectus and the prospectus supplement.

Government Revenues and Expenditures

The following table sets out Government revenues and expenditures for the periods indicated.

	Government Revenues and Expenditures(1)
	Actual						Budget
	2019	2020	2021	2022	2023	2024(2)	2022	2023
	( ₱ in billions, except percentages)
Cash Revenues
Tax revenues:
Bureau of Internal Revenue	2,175.5	1,951.0	2,078.1	2,335.7	2,517.0	1,681.8	2,392.6	2,639.2
Bureau of Customs	630.3	537.7	643.6	862.4	883.2	535.9	721.5	874.2
Others Government offices(3)	21.8	15.7	21.0	22.2	29.1	20.4	25.4	24.6

Total tax revenues	2,827.7	2,504.4	2,742.7	3,220.3	3,429.3	2,238.1	3,139.6	3,537.9
As a percentage of GDP (at current market prices)	14.5%	14.0%	14.1%	14.6%	14.1%	N/A	14.3%	20.6%
Non-tax revenues:
Bureau of the Treasury income	146.5	219.7	125.3	154.8	227.6	183.8	63.4	58.3
Fees and charges	55.4	23.1	31.7	101.0	68.5	22.8	41.7	28.0
Privatizations	0.9	0.5	0.3	1.6	0.9	0.4	0.5	0.5
Others (including Foreign grants)	107.0	108.3	105.5	67.8	97.8	155.8	58.9	104.2

Total non-tax revenues	309.6	351.3	262.5	324.1	394.2	368.5	164.5	191.1

Total revenues	3,137.5	2,856.0	3,005.5	3,545.5	3,824.1	2,606.9	3,304.1	3,729.0

Expenditures
Allotment to local government units	618.0	804.5	892.7	1,103.3	926.1	590.4	825.9	610.7
Interest payments
Foreign	110.6	101.4	96.1	119.4	192.6	133.3	110.3	152.4
Domestic	250.3	279.1	333.3	383.5	435.7	323.4	402.3	458.2

Total interest payments	360.9	380.4	429.4	502.9	628.3	456.7	512.6	610.7

Tax expenditures	27.3	33.1	36.7	39.8	31.7	24.7	14.5	14.5
Subsidy	201.5	229.0	184.8	200.4	163.5	77.9	172.3	214.5
Equity and net lending	20.4	34.9	65.4	38.4	27.3	0.4	40.9	31.1
Others	2,569.6	2,745.4	3,066.6	3,275.0	3,559.3	2,099.5	3,388.4	3,412.9

Total expenditures	3,797.7	4,227.4	4,675.6	5,159.6	5,336.2	3,249.7	4,954.6	5,228.4

Surplus/(Deficit)	(660.2)	(1,371.4)	(1,670.1)	(1,614.1)	(1,512.1)	(642.8)	(1,650.5)	(1,499.4)
Financing
Net domestic borrowings	691.4	1,894.3	1,920.7	1,576.8	1,632.9	1,239.5	1,646.9	1,651.5
Gross domestic borrowings	693.8	1,998.7	2,010.6	1,643.4	1,634.2	1,483.7	1,650.3	1,653.5
Less: Amortization	2.4	104.4	89.9	66.6	1.3	244.2	3.4	2.0
Net foreign borrowings	184.8	600.8	331.5	389.6	437.9	125.8	428.3	431.0

Total net financing requirement	876.3	2,495.1	2,252.2	1,966.4	2,070.9	1,365.3	2,075.2	2,082.5

Change in cash	(224.6)	701.7	66.1	(119.1)	(164.6)	578.3

Sources: Bureau of the Treasury; Department of Finance; Department of Budget and Management.

Notes:

(1)

Follows the GFSM 2014 concept wherein reporting of debt amortization reflects the actual principal repayments to the creditor including those serviced by the Bond Sinking Fund. Financing includes gross proceeds of liability management transactions such as bond exchanges.

(2)	Preliminary data as of July 31, 2024.
(3)	Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.

Revenues

Sources

Total Government revenues in the first seven months of 2024 were ₱2,606.9 billion, a 14.7% increase over the ₱2,271.9 billion recorded in the first seven months of 2023. In the first seven months of 2024, Bureau of Internal Revenue collections were ₱1,681.8 billion, a 12.7% increase from the ₱1,492.3 billion recorded in the first seven months of 2023. The Bureau of Customs recorded collections of ₱535.9 billion in the first seven months of 2024, a 5.8% increase from the ₱506.5 billion recorded in the first seven months of 2023. Non-tax revenues were ₱368.5 billion in the first seven months of 2024, a 44.5% increase from the ₱255.0 billion recorded in the first seven months of 2023.

Expenditures

Total Government expenditures in the first seven months of 2024 were ₱3,249.7 billion, a 13.2% increase over the ₱2,871.4 billion recorded in the first seven months of 2023. This increase was primarily due to higher interest payments and other national Government expenditures.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting The Hongkong and Shanghai Banking Corporation Limited by calling +1-866-811-8049.

The prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1030717/000119312524208488/d815773d424b3.htm

MiFID II professionals/ECPs-only – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

UK MiFIR professionals/ECPs-only – Manufacturer target market (UK MIFIR product governance) is eligible counterparties and professional clients only (all distribution channels).